July 27, 2006

VIA EDGAR AND US MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Larry Spirgel Assistant Director

Re:	Sirius Satellite Radio Inc. Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Spirgel:

We hereby acknowledge receipt of your letter dated July 7, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) regarding our letter to you dated June 29, 2006 which addressed the above captioned Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”).

We are submitting this letter in response to the Comment Letter. For your convenience, we have included your original comments in bold followed by our responses.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Metrics, page 27

1.

We note your response to prior comment 2. Please revise your proposed disclosure to provide more details as to the manner in which management uses adjusted loss from operations, if at all, to conduct or evaluate your business. For example, is this measure an integral part of your internal management reporting and planning process? Is it the primary measure used by you to evaluate the operating performance of your consolidated operations? Do you use the measure for planning purposes, in the budgeting process or in presentations to your board of directors? Do you use this measure as a method of comparing your performance to that of your competitors? Do any of your debt arrangements require you to maintain certain financial ratios that specifically

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relate to this measure? Revise your presentation as appropriate.

We will revise our disclosure in future annual and quarterly filings to incorporate the following:

We refer to net loss before taxes, other income (expense)-including interest and investment income, interest expense and income (expense) from affiliate, depreciation and equity granted to third parties and employees expense as adjusted loss from operations. Adjusted loss from operations is not a measure of financial performance under generally accepted accounting principles. We believe adjusted loss from operations is a useful measure of our operating performance. We use adjusted loss from operations for budgetary and planning purposes; to assess the relative profitability and on-going performance of our consolidated operations; to compare our performance from period to period; and to compare our performance to that of our primary competitor. We also believe adjusted loss from operations is useful to investors to compare our operating performance to the performance of other communications, entertainment and media companies. We believe that investors use current and projected adjusted loss from operations to estimate our current or prospective enterprise value and make investment decisions.

Because we fund and build-out our satellite radio system through the periodic raising and expenditure of large amounts of capital, our results of operations reflect significant charges for interest and depreciation expense. We believe adjusted loss from operations provides useful information about the operating performance of our business apart from the costs associated with our capital structure and physical plant. The exclusion of interest and depreciation expense is useful given fluctuations in interest rates and significant variation in depreciation expense that can result from the amount and timing of capital expenditures and potential variations in estimated useful lives, all of which can vary widely across different industries or among companies within the same industry. We believe the exclusion of taxes is appropriate for comparability purposes as the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. We also believe the exclusion of equity granted to third parties and employees expense is useful given the significant variation in expense that can result from changes in the fair market value of our common stock. Finally, we believe that the exclusion of our income (expense) from affiliate (SIRIUS Canada Inc.) is useful to assess the performance of our core consolidated operations in the continental United States. To compensate for the exclusion of taxes, other income (expense), depreciation and equity granted to third parties and employees expense, we separately measure and budget for these items.

There are material limitations associated with the use of adjusted loss from operations in evaluating our company as compared to net loss, which reflects overall financial performance, including the effects of taxes, other income (expense), depreciation and equity granted to third parties and employees expense. We use adjusted loss from operations to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Investors that wish to compare and evaluate our operating results after giving effect for these costs, should refer to net loss as disclosed in our consolidated statements of operations. Since adjusted loss from operations is a non-GAAP financial measure, our calculation of adjusted loss from operations may be susceptible to varying calculations; may not be comparable to other similarly titled measures of other companies; and should not be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP.

2.

With respect to prior comment 2, please revise to provide more robust disclosure as to why it is appropriate to exclude these recurring charges. Specifically, since capital items are necessary to enable you to generate revenues, and since you operate in a capital-intensive business, you should discuss in detail how a financial measure that omits depreciation could be a relevant and useful measure of operating performance. Similarly, since you have issued stock to third parties and employees as payment for services, it is unclear how a measure of operating performance can exclude expenses that continue to recur and appear to be an integral part of your business model.

Please refer to Item 1 above for revised disclosure.

3.

Please revise the second paragraph of your proposed disclosure to specifically state that there are material limitations associated with the use of your measure, “adjusted loss from operations,” since it excludes a number of significant items, including depreciation, equity granted to third parties and employees, interest income and interest expense, among others, that directly effect your net loss.

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Please refer to Item 1 above for revised disclosure.

4.	We note your response to prior comment 3. In future filings, please revise to reconcile your adjusted loss from operations to net loss.

We will provide a reconciliation of adjusted loss from operations to net loss in future annual and quarterly filings.

5.	We refer to your response to prior comment 5. Provide us with your calculations of SAC per gross subscriber addition for each of the three years ended December 31, 2005. Also, please:

•

Tell us why your proposed disclosure includes an adjustment to deduct equity granted to third parties and employees. It does not appear that this equity expense is included in your subscriber acquisition costs as currently presented in your consolidated statements of operations on page F-4.

•

Tell us why your measure does not include your sales and marketing expense as presented on page F-4. It would appear that such expenses are directly attributable to your actual costs to acquire a new subscriber. In your response, please provide us with details of the costs included in sales and marketing expense.

The following table presents our calculation of SAC per gross subscriber addition for each of the three years ended December 31, 2005, 2004 and 2003 based on the consolidated statements of operations included in our Form 10-K for the fiscal year ended December 31, 2005:

	For the Years Ended December 31,
	2005	2004	2003

Subscriber acquisition costs	$349,641	$173,702	$74,860
Less: equity granted to third parties and employees	—	—	—
Add: margin from direct sale of SIRIUS radios and accessories	(444)	569	54
SAC	$349,197	$174,271	$74,914
Gross subscriber additions	2,519,301	986,556	255,798
SAC per gross subscriber addition	$139	$177	$293

Our proposed disclosure for future annual and quarterly filings includes an adjustment to deduct equity granted to third parties and employees expense as a result of the adoption of Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) effective January 1, 2006. In order to comply with the requirements of SFAS No. 123R, we are required to include equity granted to third parties and employees expense in the

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appropriate operating expense line item. The calculation of SAC per gross subscriber addition excluding the effect of equity granted to third parties and employees expense is the metric we use internally to measure our operating performance and is widely used, in this form, by investors. We believe the exclusion of equity granted to third parties and employees expense is appropriate given the significant variation in expense that can result from changes in the fair market value of our common stock, the effect of which is unrelated to the operational conditions that give rise to variations in the components of subscriber acquisition costs.

We believe sales and marketing expenses are primarily the costs we incur to generate brand awareness and retain our subscribers. As a result, these expenses do not vary in proportion to variances in our rate of subscriber additions and cannot be directly correlated to a specific subscriber. Sales and marketing expenses include advertising, media and production costs and distribution costs. Advertising, media and production costs primarily include promotional events, sponsorships, media and advertising. Distribution costs are related to subscriber retention, as well as subscriber acquisition. These expenses primarily include the costs of residuals, market development funds and revenue share. Residuals are monthly fees paid based upon the number of subscribers using SIRIUS radios purchased from a retailer. Market development funds are fixed and variable payments to reimburse retailers for the cost of advertising and other product awareness activities.

In contrast, subscriber acquisition costs are primarily the direct costs we incur to acquire a new subscriber and do vary in direct proportion to the rate of subscriber additions. We include in subscriber acquisition costs hardware subsidies paid to radio manufacturers, distributors and automakers, including subsidies paid to automakers who include a SIRIUS radio and a prepaid subscription to our service in the sale or lease price of a new vehicle; subsidies paid to chip set manufacturers; and commissions paid to retailers and automakers as incentives to purchase, install and activate SIRIUS radios. We believe subscriber acquisition costs and sales and marketing expense are two distinct types of operating costs and as a result our measure of SAC per gross subscriber addition does not include sales and marketing expense. In addition, our definition of SAC per gross subscriber addition is comparable to other media and entertainment companies including our primary competitor.

If there is any additional information or material that we might provide to assist the Staff’s review of this response letter please call me at (212) 584-5170.

Sincerely,
/s/ David J. Frear

David J. Frear
Executive Vice President and
Chief Financial Officer

cc:	Patrick L. Donnelly Esq.
Executive Vice President and General Counsel